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                                                                       Exhibit 3

[ADB LOGO]
                                     ADB Systems International Inc.
                                     6725 Airport Road, Suite 201
                                     Mississauga, ON    L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                     Website: www.adbsys.com
                                     (OTCBB: ADBI, TSX: ADY)

For Immediate Release

              ADB SYSTEMS RECEIVES SHAREHOLDER SUPPORT FOR PLAN OF
                       ARRANGEMENT AND PRIVATE PLACEMENT
                      Will release Q3 results on October 29

TORONTO - October 22, 2002 - ADB Systems International (OTCBB: ADBI, TSE: ADY), a global provider of asset lifecycle management solutions, announced it received overwhelming support from shareholders at a special meeting held earlier today in Toronto for the previously disclosed Plan of Arrangement and private placement.

"We thank our shareholders for voting in favor of these transactions since we believe that the related financing significantly enhances ADB's long-term viability," said Jeff Lymburner, CEO of ADB Systems.

As announced previously, ADB secured $3 million of gross proceeds through a series of financial agreements with The Brick Warehouse Corporation, Canada's largest volume retailer of home furnishings, mattresses, appliances and home electronics, Stonestreet LP, a Toronto-based investment management firm, and a group of private investors.

The Plan of Arrangement and private placement remain subject to final court approval.

The Company also announced that it is scheduled to report financial results for the third quarter ended September 30, 2002 on Tuesday, October 29, 2002 after the close of the market.

ADB Systems will hold a conference call at 10:00 a.m. (EDT) the following day, Wednesday, October 30 to discuss its financial results and recent operating activities. Followers of ADB Systems are invited to listen to the call live over the Internet on the Investor Relations section of ADB's website at http://www.adbsys.com/investorRelations.asp.

About ADB Systems International Inc.

ADB Systems International delivers asset lifecycle management solutions that help companies

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source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, chemicals, manufacturing and financial services. Current customers and partners include BP, GE Capital, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, Skerman Group, and Vesta Insurance.

ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSE: ADY) and the OTC Bulletin Board (OTCBB: ADBI).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.

Forward-looking statements are subject to risks and uncertainties that may cause ADB's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, obtain regulatory, exchange, shareholder and court approvals for the transactions described herein, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contacts:

At ADB Systems International
Joe Racanelli, Director of Marketing
Tel: (905) 672-7467  ext. 273
Fax: (905) 672-9928
E-mail: jracanelli@adbsys.com